Exhibit 99.1
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                                                                   Telewest Logo



4 September 2002

Telewest gains shareholders' approval for disposal of interest in SMG plc

Telewest Communications plc ("Telewest") announced today that the resolution regarding the proposed disposal of any or all of the Group's interest in SMG plc was passed at an Extraordinary General Meeting.

Cob Stenham, chairman of Telewest said: "Any disposal of our interest in SMG plc would form part of our efforts to address the Group's funding position. We wish to preserve the Company's flexibility at a time of constrained capital markets and as we enter into restructuring discussions."

He added: "Despite the uncertainties caused by the restructuring process, our underlying operational business continues to be sound and our commitment to our customers is unchanged."

Enquiries:
Jane Hardman, Telewest Communications plc             Tel: 0207 299 5888
Sarah Tovey, Brunswick                                Tel: 0207 404 5959

Note to editors:

The full text of the resolution has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is located at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.